Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010-3629

Jefferies LLC

520 Madison Avenue

New York, NY 10022

Stephens Inc.

111 Center Street

Little Rock, AR 72201

May 14, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Erin Purnell

Re:	CURO Group Holdings Corp. Registration Statement on Form S-1 (File No. 333-224913)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as the representatives of the several underwriters (the “Representatives”), hereby join in the request of CURO Group Holdings Corp., a Delaware corporation (the “Company”), that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on May 16, 2018, or as soon thereafter as practicable. We, the undersigned Representatives, confirm that the underwriters are aware of their obligations under the Securities Act.

Pursuant to Rule 460 under the Securities Act, we advise you that as of May 14, 2018, we have effected the following distribution of the Company’s Preliminary Prospectus dated May 14, 2018:

2,495 copies to prospective underwriters, institutional investors, dealers and others.

We, the undersigned Representatives, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the offering pursuant to the above-referenced Registration Statement and Preliminary Prospectus.

[ Signature Page Follows ]

Very truly yours, Credit Suisse Securities (USA) LLC Jefferies LLC Stephens Inc.

Credit Suisse Securities (USA) LLC

By:	/s/ Renos Savvides

	Name:	Renos Savvides
	Title:	Director

Jefferies LLC

By:	/s/ Michael A. Bauer

	Name:	Michael A. Bauer
	Title:	Managing Director

Stephens Inc.

By:	/s/ Sandra Farmer

	Name:	Sandra Farmer
	Title:	Senior Vice President

[Signature Page to Acceleration Request]

2